Exhibit 99.1

Bank Financial Group

2nd Quarter 2007 • Report to Shareholders • Three and six months ended April 30, 2007

TD Bank Financial Group Delivers Very Strong Second Quarter 2007 Earnings

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
• Reported diluted earnings per share1 were $1.20, compared with $1.01.
• Adjusted diluted earnings per share2 were $1.36, compared with $1.09.
• Reported net income1 was $879 million, compared with $738 million.
• Adjusted net income2 was $995 million, compared with $780 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2007, compared with the corresponding period a year ago:
• Reported diluted earnings per share1 were $2.46, compared with $4.21. The same period last year included a dilution gain of $2.31 per share from sale of TD Waterhouse U.S.A. to Ameritrade.
• Adjusted diluted earnings per share2 were $2.74, compared with $2.25.
• Reported net income1 was $1,800 million, compared with $3,045 million. The same period last year included a $1,665 million after-tax dilution gain from sale of TD Waterhouse U.S.A. to Ameritrade.
• Adjusted net income2 was $2,004 million, compared with $1,615 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported diluted earnings per share figures above include the following items of note:
•	Amortization of intangibles of $80 million after tax (11 cents per share), compared with $86 million after tax (11 cents per share) in the second quarter last year.
•
A gain of $7 million after tax (1 cent per share) due to the change in fair value of credit default swaps hedging the corporate loan book, compared with a gain of $10 million after tax (1 cent per share) in the second quarter last year.

•
A $43 million after-tax charge (6 cents per share) related to the TD Banknorth restructuring, privatization and merger-related costs. This consists of $39 million related to TD Banknorth and $4 million related to TD Bank USA.

All dollar amounts are expressed in Canadian currency unless otherwise noted.
1  Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2  Adjusted earnings and reported results referenced in this Press Release and Report to Shareholders are explained in detail on page 5 under the “How the Bank Reports” section.

TORONTO, May 24, 2007 - TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2007. Results for the quarter reflect a very strong overall performance driven by broad-based contributions across the Bank’s businesses.

“TD delivered another excellent earnings performance in the second quarter,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “We continue to focus on delivering superior short-term performance while investing for the future. Clearly this strategy is working,” Clark added.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 2

SECOND QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking saw robust volume and revenue growth across its operating businesses which led to very strong earnings in the quarter. Earnings were up 16% compared with the second quarter of last year. TD Canada Trust continued to demonstrate particular strength in real-estate secured lending, small business banking, life insurance and credit card products, while showing overall margin improvement.

“Our Canadian Personal and Commercial business generated another outstanding quarter and is clearly firing on all cylinders,” said Clark. “Impressive revenue growth combined with expense discipline drove significant operating leverage and record productivity, Clark noted. “TD Canada Trust’s industry leading branch hours and continued focus on adding new branches and customer-facing roles, are all contributing to delivering a better customer experience,” added Clark.

Wealth Management
Wealth Management, including the Bank’s equity share of TD Ameritrade, produced a very strong quarter with a 30% increase in earnings compared with the second quarter of last year. Domestically, the quarter saw strong growth in client assets across the mutual fund and advice-based businesses. The second quarter also saw good progress in Wealth Management’s plan to increase the number of client-facing advisors in its Canadian network.

TD Ameritrade contributed $63 million in net income to the Bank’s Wealth Management segment. TD Ameritrade operating highlights from the quarter included solid growth in average trades per day and an increase in total client assets. In May, subsequent to the quarter, TD Ameritrade successfully completed the conversion of 2.7 million TD Waterhouse U.S.A. clients to one clearing platform.

“We’re confident we’ll continue to see progress across our diversified wealth offering,” said Clark. “In Canada we’re really starting to get traction from the investments we’ve made in our client-facing advisor network and supporting infrastructure. This business is showing it can generate some impressive results with continuing upside for the future,” Clark added.

U.S. Personal and Commercial Banking
TD Banknorth’s first quarter earnings translated into second quarter net income for TDBFG’s U.S. Personal and Commercial Banking segment of $23 million on a reported basis and $62 million on an adjusted basis. Adjusted net income for the segment this quarter excludes $39 million (after tax) related to restructuring, privatization and other merger-related charges flowing from TD Banknorth. As previously announced, TD Banknorth became a wholly-owned subsidiary of TDBFG on April 20, 2007.

“The successful privatization of TD Banknorth was a major milestone for TD Bank,” said Clark. “We’re continuing to tackle a tough banking and credit environment head on while leveraging some of TD’s industry leading practices in Canada to improve growth at TD Banknorth,” Clark continued. “We’re very positive about TD Banknorth’s long-term potential to grow organically and deliver value to our shareholders,” Clark added.

Wholesale Banking
Wholesale Banking delivered exceptional results in the second quarter with earnings up 55% year-over-year to $217 million. Increased performance in trading and in the domestic franchise businesses, including investment banking, fixed income and institutional equities, were complemented by a very strong contribution from the equity investment portfolio.

“Wholesale Banking had a fantastic quarter, producing results ahead of our expectations based on historical trends,” said Clark. “With TD Securities emerging as number one in Canadian equity underwriting and merger and acquisitions this quarter, we’re showing continued momentum as a top three dealer in Canada,” Clark added.

Conclusion
“This quarter was another clear example of how all our businesses are focused on delivering short-term results while positioning TD to create long-term value for our shareholders,” said Clark. “A very strong second quarter highlights what has been an exceptional year to date, and I’m confident that we’ll well exceed our earnings objectives for 2007,” Clark concluded.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2007 and beyond and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The economic assumptions for 2007 for each of the business segments are set out in the 2006 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2007”. Forward-looking statements are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the management discussion and analysis section in regulatory filings made in Canada and with the SEC, including the Bank’s 2006 Annual Report; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its integration, growth and acquisition strategies, including those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply; and management’s ability to anticipate and manage the risks associated with these factors and execute the Bank’s strategies. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 56 of the Bank’s 2006 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

As in prior quarters, this document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the three and six months ended April 30, 2007, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2006 Annual Report. This MD&A is dated May 23, 2007. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com.

FINANCIAL HIGHLIGHTS (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars, except as noted)	2007	2007	2006	2007	2006
Results of operations
Total revenues	$3,499	$3,473	$3,118	$6,972	$6,522
Dilution gain, net	-	-	(5)	-	1,559
Provision for credit losses	172	163	16	335	130
Non-interest expenses	2,252	2,189	2,103	4,441	4,393
Net income - reported	879	921	738	1,800	3,045
Net income - adjusted[1]	995	1,009	780	2,004	1,615
Economic profit[2]	421	442	271	864	629
Return on common equity	17.1%	18.2%	16.5%	17.6%	35.5%
Return on invested capital[2]	16.4%	16.8%	14.6%	16.6%	15.6%
Financial position
Total assets	$396,734	$408,216	$388,596	$396,734	$388,596
Total risk-weighted assets	149,391	149,090	135,763	149,391	135,763
Total shareholders’ equity	21,775	21,017	19,283	21,775	19,283
Financial ratios - reported
Efficiency ratio	64.4%	63.0%	67.6%	63.7%	54.4%
Tier 1 capital to risk-weighted assets	9.8%	11.9%	12.1%	9.8%	12.1%
Tangible common equity as a % of risk-weighted assets	7.0%	9.0%	9.0%	7.0%	9.0%
Provision for credit losses as a % of net average loans	0.41%	0.38%	0.04%	0.39%	0.16%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.21	$1.27	$1.02	$2.49	$4.25
Diluted earnings	1.20	1.26	1.01	2.46	4.21
Dividends	0.53	0.48	0.44	1.01	0.86
Book value	29.66	28.64	26.24	29.66	26.24
Closing share price	67.80	69.88	62.45	67.80	62.45
Shares outstanding (millions)
Average basic	719.1	718.3	715.7	718.7	714.1
Average diluted	725.9	724.9	722.5	725.4	720.7
End of period	719.9	719.0	718.8	719.9	718.8
Market capitalization (billions of Canadian dollars)	$48.8	$50.2	$44.9	$48.8	$44.9
Dividend yield	2.8%	2.7%	2.6%	2.8%	2.7%
Dividend payout ratio	43.8%	37.7%	43.0%	40.7%	20.3%
Price to earnings multiple	14.8	15.9	11.1	14.8	11.1
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.37	$1.40	$1.10	$2.77	$2.27
Diluted earnings	1.36	1.38	1.09	2.74	2.25
Dividend payout ratio	38.7%	34.4%	40.7%	36.5%	38.3%
Price to earnings multiple	13.2	14.3	14.4	13.2	14.4

1    Reported and adjusted results are explained on page 5 under the “How the Bank Reports” section, which includes a reconciliation between reported and adjusted results.
2    Economic profit and return on invested capital are non-GAAP financial measures and are explained in detail on page 7 under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED
Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $397 billion in assets as at April 30, 2007. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

How the Bank Reports
The Bank’s financial results, as presented on pages 21 to 37 of this Report to Shareholders, have been prepared in accordance with GAAP. The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note are listed in the table on the following page. The items of note relate to items which management does not believe are indicative of underlying business performance. The items of note include the Bank’s amortization of intangible assets which primarily relate to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results and related terms used in this report are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers.

The tables below provide a reconciliation between the Bank’s reported and adjusted results.

Operating Results - Reported (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net interest income	$1,662	$1,671	$1,427	$3,333	$3,034
Other income	1,837	1,802	1,691	3,639	3,488
Total revenues	3,499	3,473	3,118	6,972	6,522
Provision for credit losses	(172)	(163)	(16)	(335)	(130)
Non-interest expenses	(2,252)	(2,189)	(2,103)	(4,441)	(4,393)
Dilution gain, net	-	-	(5)	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,075	1,121	994	2,196	3,558
Provision for income taxes	(234)	(218)	(244)	(452)	(464)
Non-controlling interests in subsidiaries, net of income taxes	(27)	(47)	(47)	(74)	(84)
Equity in net income of an associated company, net of income taxes	65	65	35	130	35
Net income - reported	879	921	738	1,800	3,045
Preferred dividends	(7)	(6)	(6)	(13)	(11)
Net income available to common shareholders - reported	$872	$915	$732	$1,787	$3,034

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of Non-GAAP Financial Measures[1] (unaudited)
Adjusted Net Income to Reported Results
Operating results - adjusted	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net interest income	$1,662	$1,671	$1,427	$3,333	$3,034
Other income[2]	1,826	1,810	1,675	3,636	3,509
Total revenues	3,488	3,481	3,102	6,969	6,543
Provision for credit losses[3]	(172)	(163)	(76)	(335)	(190)
Non-interest expenses[4]	(2,054)	(2,071)	(1,978)	(4,125)	(4,090)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,262	1,247	1,048	2,509	2,263
Provision for income taxes[5]	(298)	(264)	(260)	(562)	(588)
Non-controlling interests in subsidiaries, net of income taxes[6]	(46)	(51)	(50)	(97)	(102)
Equity in net income of an associated company, net of income taxes[7]	77	77	42	154	42
Net income - adjusted	995	1,009	780	2,004	1,615
Preferred dividends	(7)	(6)	(6)	(13)	(11)
Net income available to common shareholders - adjusted	988	1,003	774	1,991	1,604
Items of note affecting net income, net of income taxes:
Amortization of intangibles	(80)	(83)	(86)	(163)	(168)
TD Banknorth restructuring, privatization and merger-related charges[8]	(43)	-	-	(43)	-
Dilution gain on Ameritrade transaction, net of costs	-	-	(5)	-	1,665
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	-	-	(72)
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	(19)
Wholesale Banking restructuring charge	-	-	-	-	(35)
Change in fair value of credit default swaps hedging the corporate loan book[9]	7	(5)	10	2	20
General allowance release	-	-	39	-	39
Total items of note	(116)	(88)	(42)	(204)	1,430
Net income available to common shareholders - reported	$872	$915	$732	$1,787	$3,034

1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
2 Adjusted other income excludes the following items of note: second quarter 2007 - $11 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; first quarter 2007 - $8 million loss due to change in fair value of CDS hedging the corporate loan book; second quarter 2006 - $16 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2006 - $15 million gain due to the change in fair value of CDS hedging the corporate loan book; and $52 million balance sheet restructuring charge at TD Banknorth.
3 Adjusted provision for credit losses excludes the following item of note: second quarter 2006 - $60 million general allowance release.
4 Adjusted non-interest expenses excludes the following items of note: second quarter 2007 - $112 million amortization of intangibles; $86 million due to TD Banknorth restructuring, privatization and merger-related charges; first quarter 2007 - $118 million amortization of intangibles; second quarter 2006 - $125 million amortization of intangibles; first quarter 2006 - $128 million amortization of intangibles and $50 million restructuring charge in connection with the decision to reposition the Bank’s global structured products businesses.
5 For reconciliation between reported and adjusted provision for income taxes, please refer to the reconciliation table on page 11.
6 Adjusted non-controlling interests excludes the following items of note: second quarter 2007 - $4 million amortization of intangibles; $15 million due to TD Banknorth restructuring, privatization and merger-related charges; first quarter 2007 - $4 million amortization of intangibles; second quarter 2006 - $3 million amortization of intangibles; first quarter 2006 - $15 million balance sheet restructuring charge at TD Banknorth.
7 Adjusted equity in net income of an associated company excludes the following items of note: second quarter 2007 - $12 million amortization of intangibles; first quarter 2007 - $12 million amortization of intangibles; second quarter 2006 - $7 million amortization of intangibles.
8 The TD Banknorth restructuring, privatization and merger-related charges include the following: $31 million restructuring charge, primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Interim Consolidated Statement of Income, the restructuring charges are included in the restructuring costs while the privatization and merger-related charges are included in other non-interest expenses.
9 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and they are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings excludes the gains and losses on the CDS in excess of the accrued cost. Previously, this item was described as "Hedging impact due to AcG-13". As part of the adoption of the new financial instruments standards, the guidance under Accounting Guideline 13: Hedging Relationships (AcG-13) was replaced by Canadian Institute of Chartered Accountants (CICA) Handbook Section 3865, Hedges.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS[1] (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(Canadian dollars)	2007	2007	2006	2007	2006
Diluted - reported	$1.20	$1.26	$1.01	$2.46	$4.21
Items of note affecting income (as above)	0.16	0.12	0.06	0.28	(1.98)
Items of note affecting EPS only[2]	-	-	0.02	-	0.02
Diluted - adjusted	$1.36	$1.38	$1.09	$2.74	$2.25
Basic - reported	$1.21	$1.27	$1.02	$2.49	$4.25
1 EPS is computed by dividing income by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS figures may not equal year-to-date EPS.
2 Second quarter 2006 - one-time adjustment for the impact of TD Ameritrade earnings, due to the one month lag between fiscal quarter ends. The results of the Bank include its equity share in TD Ameritrade from January 25, 2006 to March 31, 2006. As a result of the one month lag, the impact on earnings per share was approximately 2 cents per share.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 7

Amortization of Intangibles, Net of Income Taxes (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2006	2007	2006
TD Canada Trust	$45	$49	$60	$94	$124
TD Banknorth: Reported amortization of intangibles	20	20	17	40	31
Less: non-controlling interest	4	4	3	8	4
Net amortization of intangibles	16	16	14	32	27
TD Ameritrade (included in equity in net income of an associated company)	12	12	7	24	7
Other	7	6	5	13	10
Amortization of intangibles, net of income taxes[1]	$80	$83	$86	$163	$168
1 Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted results and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Average common equity	$20,940	$19,969	$18,183	$20,435	$17,227
Average cumulative goodwill/intangible assets amortized, net of income taxes	3,784	3,715	3,511	3,750	3,471
Average invested capital	$24,724	$23,684	$21,694	$24,185	$20,698
Rate charged for invested capital	9.4%	9.4%	9.5%	9.4%	9.5%
Charge for invested capital	$(567)	$(561)	$(503)	$(1,127)	$(975)
Net income available to common shareholders - reported	872	915	732	1,787	3,034
Items of note impacting income, net of income taxes	116	88	42	204	(1,430)
Net income available to common shareholders - adjusted	$988	$1,003	$774	$1,991	$1,604
Economic profit	$421	$442	$271	$864	$629
Return on invested capital	16.4%	16.8%	14.6%	16.6%	15.6%

Significant Events in 2007

TD Banknorth
Going-private transaction
On April 20, 2007 the Bank announced that it had obtained all approvals necessary to complete its privatization of TD Banknorth. As at January 31, 2007, the Bank’s ownership interest in TD Banknorth was 59.4%. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition has been accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet of approximately $1.5 billion. The allocation of the purchase price is subject to finalization.
In the normal course of the Bank’s financial reporting, TD Banknorth is consolidated on a one month lag basis. However, $43 million before-tax restructuring, privatization and merger-related costs incurred in April 2007 were included in the Bank’s results for the quarter ended April 30, 2007 because in aggregate they represent material TD Banknorth events for the quarter ended April 30, 2007.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 8

Acquisition of Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US$405 million). As a result, $1.9 billion of assets and $1.4 billion of liabilities were included in the Bank’s Interim Consolidated Balance Sheet. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's income/(loss) for the quarter ended March 31, 2007 has been included in the Bank’s results for the quarter ended April 30, 2007.

TD Ameritrade
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate 32 million shares. As a result of TD Ameritrade’s repurchase activity, the Bank’s direct ownership position in TD Ameritrade has increased to 40.3% as at April 30, 2007 from 40.2% as at January 31, 2007. The Bank intends to sell shares of TD Ameritrade to bring its direct ownership position under the ownership cap of 39.9% in accordance with the Stockholders' Agreement.
Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in the Interim Consolidated Financial Statements for the quarter ended April 30, 2007, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the period ended March 31, 2007.

For more details, see Note 14 to the Interim Consolidated Financial Statements for the quarter ended April 30, 2007.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the second quarter of 2007 against the financial shareholder indicators included in the 2006 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Adjusted earnings and reported results are explained in detail on page 5 under the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the first six months of 2007 were up 22% from the same period last year. The Bank’s goal is to grow adjusted earnings per share by 7% to 10% over the longer term.

•	Adjusted return on risk-weighted assets for the first six months of 2007 was 2.74%, up from 2.42% in the first half of 2006.
•	Total shareholder return for the twelve months ended April 30, 2007 was 11.8%, below the peer average of 19.0%.

Net Income
Year-over-year comparison
Reported net income for the current quarter was $879 million, up $141 million compared with the second quarter last year. Adjusted net income increased $215 million, or 28% to $995 million. Strong year-over-year earnings growth in Canadian Personal and Commercial Banking, Wealth Management and Wholesale Banking was the primary driver for the increase. TD Ameritrade’s contribution also increased from the prior year due to higher earnings and the inclusion of only two months of TD Ameritrade results in the prior year.

Prior quarter comparison
Reported net income decreased $42 million, or 5%, compared with the prior quarter. The lower reported result was primarily due to the restructuring charges recorded in the quarter for TD Banknorth and for the transfer of functions of TD Bank USA to TD Banknorth. These charges totalled $43 million after tax and are disclosed as an item of note. Adjusted net income for the second quarter decreased by $14 million or 1%. The decline was mainly due to lower Corporate segment earnings related to favourable tax and other items realized last quarter, partially offset by higher net income in Wealth Management and Wholesale Banking.

Year-to-date comparison
On a year-to-date basis, reported net income of $1,800 million decreased $1,245 million, or 41%, compared with the same period last year. The decrease in reported net income was mainly due to the $1,665 million dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade in 2006, partially offset by higher operating earnings. Adjusted net income of $2,004 million increased by $389 million, or 24%, compared with the same period last year. This increase primarily reflects strong earnings growth in the Canadian Personal and Commercial Banking, Wealth Management, Wholesale Banking and Corporate segments.

Net Interest Income
Year-over-year comparison
Net interest income for the quarter was $1,662 million, an increase of $235 million, or 16%, compared with the second quarter last year. The growth was driven by increases in all of the operating business segments. Canadian Personal and Commercial Banking was the largest contributor as net interest income increased due to volume growth and a 7 basis point increase in margin on average earning assets. U.S. Personal and Commercial Banking net interest income rose primarily due to the Interchange and Hudson acquisitions. The Wealth Management net interest income increase was due to higher margin loan balances, customer deposits and margin improvements. Wholesale Banking net interest income rose due to higher loan balances and higher trading-related net interest income.

Prior quarter comparison
Net interest income declined $9 million, or less than 1%, compared with the previous quarter. The primary factor for the decrease was less interest earning days in the quarter which was partially offset by continued broad-based volume growth in Canadian Personal and Commercial Banking.

Year-to-date comparison
On a year-to-date basis, net interest income of $3,333 million increased $299 million, or 10%, compared with the same period last year. The increase was driven by higher volumes and net interest margin for Canadian Personal and Commercial Banking, the acquisitions of Interchange and Hudson in U.S. Personal and Commercial Banking, as well as higher trading-related net interest income in Wholesale Banking. This was partially offset by lower net interest income in Wealth Management related to the sale of TD Waterhouse U.S.A. to Ameritrade.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 10

Other Income
Year-over-year comparison
Reported other income for the second quarter was $1,837 million, up $146 million, compared with the second quarter of last year. On an adjusted basis, other income increased $151 million. Higher banking and insurance volumes within Canadian Personal and Commercial Banking as well as higher assets under administration and assets under management within Wealth Management generated higher other income. U.S. Personal and Commercial Banking other income increased due to the acquisitions of Interchange and Hudson. Wholesale Banking other income was up as lower trading revenue was more than offset by increases in security gains as well as higher credit and underwriting fees.

Prior quarter comparison
Reported other income increased $35 million, or 2% compared to the prior quarter. Adjusted other income increased by $16 million from the first quarter of 2007. The primary drivers for the increase were higher full service brokerage revenues related to higher assets under administration and higher security gains, partially offset by lower trading and securitization revenue.

Year-to-date comparison
Reported other income increased $151 million, or 4%, compared with the same period last year. Year-to-date adjusted other income was up $127 million from the previous year. Canadian Personal and Commercial Banking was the largest contributor to the increase supported by higher volumes, pricing initiatives and higher insurance revenue. The decline in Wealth Management other income due to the sale of TD Waterhouse U.S.A. to Ameritrade was largely offset by an increase in other income in U.S. Personal and Commercial Banking related to the Hudson and Interchange acquisitions. Wholesale Banking other income declined mainly due to lower trading income which was partially offset by higher security gains as well as higher credit and underwriting fees.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $172 million, an increase of $156 million compared with the second quarter last year, primarily due to higher specific provisions in the Canadian and U.S. Personal and Commercial Banking segments year-over-year and the general loan loss provision release of $60 million recorded in the second quarter of 2006.

Prior quarter comparison
Provision for credit losses for the second quarter was up $9 million from $163 million in the prior quarter. The increase was primarily due to higher specific provisions in U.S. Personal and Commercial Banking, partially offset by a reduction in the general allowance at TD Banknorth and lower provision for credit losses in Wholesale Banking.

Year-to-date comparison
On a year-to-date basis, provision for credit losses increased $205 million, from $130 million in the same period last year. The increase was primarily due to higher specific provisions in Canadian and U.S. Personal and Commercial Banking in 2007 and the general loan loss provision release of $60 million recorded in the second quarter of 2006.

Provision for Credit Losses (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Net new specifics (net of reversals)	$221	$184	$106	$405	$257
Recoveries	(37)	(31)	(32)	(68)	(63)
Provision for credit losses - specifics	184	153	74	337	194
Change in general allowance
TD Bank	-	-	(60)	-	(60)
VFC	11	11	-	22	-
TD Banknorth	(23)	(1)	2	(24)	(4)
Total	$172	$163	$16	$335	$130

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported non-interest expenses for the second quarter were $2,252 million, up $149 million, or 7%, compared with the second quarter last year. The current quarter included $86 million of restructuring, privatization and merger-related charges attributable to TD Banknorth and the transfer of functions of TD Bank USA to TD Banknorth. Adjusted non-interest expenses of $2,054 million, were up $76 million, compared with the second quarter last year. The increase in Canadian Personal and Commercial Banking expenses was primarily driven by business initiatives, higher employee compensation and business volume-related expenses. U.S. Personal and Commercial Banking non-interest expenses rose mainly as a result of the Hudson and Interchange acquisitions. Wealth Management increase in non-interest expenses of $44 million reflects investment in new advisors, higher sales force compensation, and increased volume-related payments to sellers of the Bank’s mutual funds. Wholesale Banking expenses increased due to higher performance-based incentive compensation consistent with stronger financial performance.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 11

   The reported efficiency ratio improved to 64.4% from 67.6% in the second quarter last year. The Bank’s adjusted efficiency ratio improved to 58.9% from 63.8% a year ago as revenue growth outpaced expense growth.

Prior quarter comparison
Reported non-interest expenses of $2,252 million were up $63 million, or 3% compared with the prior quarter mainly due to the $86 million charge recorded this quarter related to TD Banknorth and to the transfer of functions from TD Bank USA to TD Banknorth. Total adjusted non-interest expenses were $2,054 million, down $17 million mainly due to fewer days in the quarter.
The reported efficiency ratio was 64.4%, compared with 63.0% in the prior quarter. The Bank’s adjusted efficiency ratio improved to 58.9% from 59.5% in the prior quarter.

Year-to-date comparison
On a year-to-date basis, reported non-interest expenses of $4,441 million were up $48 million compared with the same period last year. Total adjusted non-interest expenses were $4,125 million, up $35 million. Canadian Personal and Commercial Banking expenses increased due to higher business initiative spending, the acquisition of VFC, higher employee costs and increased marketing spend. U.S. Personal and Commercial Banking expenses increased primarily due to the Hudson and Interchange acquisitions. Total non-interest expenses for Wealth Management declined as investments in advisors, higher volume-related commissions and compensation were offset by the impact of the sale of TD Waterhouse U.S.A. to Ameritrade. Wholesale Banking expenses declined as lower operating expenses were partially offset by higher performance based incentive compensation driven by stronger financial performance.
The reported efficiency ratio was 63.7%, compared with 54.4% in the same period last year. Last year’s results included a net amount of $1,559 million related to the dilution gain on the sale of TD Waterhouse U.S.A. and the dilution loss related to the Hudson acquisition. The Bank’s adjusted efficiency ratio improved to 59.2%, from 62.5% in the same period last year as revenue growth exceeded expense growth.

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective tax rate was 21.8% for the second quarter, compared with 24.5% in the second quarter last year, and 19.4% in the prior quarter. On a year-to-date basis, the Bank’s effective tax rate was 20.6%, compared with 13.0% in the same period last year. The change was largely due to the favourable tax impact from the TD Ameritrade dilution gain in the first quarter of 2006.

Taxes[1] (unaudited)
	For the three months ended						For the six months ended
	Apr. 30		Jan. 31		Apr. 30		Apr. 30		Apr. 30
(millions of Canadian dollars)	2007		2007		2006		2007		2006
Income taxes at Canadian statutory income tax rate	$374	34.8%	$392	34.9%	$347	34.9%	$766	34.9%	$1,244	35.0%
Increase (decrease) resulting from:
Dividends received	(67)	(6.2)	(103)	(9.2)	(53)	(5.3)	(170)	(7.8)	(115)	(3.2)
Rate differentials on international operations	(65)	(6.0)	(82)	(7.4)	(45)	(4.5)	(147)	(6.7)	(98)	(2.8)
Items related to dilution gains and losses	-	-	-	-	2	0.2	-	-	(582)	(16.4)
Other - net	(8)	(0.8)	11	1.1	(7)	(0.8)	3	0.2	15	0.4
Provision for income taxes and effective income tax rate - reported	$234	21.8%	$218	19.4%	$244	24.5%	$452	20.6%	$464	13.0%

1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

Reconciliation of Non-GAAP Provision for Income Taxes (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Provision for income taxes - reported	$234	$218	$244	$452	$464
Increase (decrease) resulting from items of note:
Amortization of intangibles	40	43	43	83	89
TD Banknorth restructuring, privatization and merger-related charges	28	-	-	28	-
Dilution gain on Ameritrade, net of costs	-	-	-	-	34
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	18
Wholesale Banking restructuring charge	-	-	-	-	15
Change in fair value of credit default swaps hedging the corporate loan book	(4)	3	(6)	(1)	(11)
General allowance release	-	-	(21)	-	(21)
Tax effect - items of note	64	46	16	110	124
Provision for income taxes - adjusted	$298	$264	$260	$562	$588

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 12

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results of each business segment reflect revenues, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section on page 5, the “Business Focus” section in the 2006 Annual Report and Note 24 to the 2006 audited Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP measures, see page 7. Segmented information also appears in Note 12 on page 34.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the quarter was $99 million, compared with $81 million in the second quarter last year, and $157 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $256 million, compared with $162 million in the same period last year.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $540 million, an increase of $75 million, or 16%, compared with the second quarter last year, and a decrease of $4 million, or 1%, compared with the prior quarter. The annualized return on invested capital increased to 27%, compared with 25% in the second quarter last year and 26% in the prior quarter.
On a year-to-date basis, net income for the six months ended April 30, 2007 was $1,084 million, an increase of $143 million, or 15%, compared with the same period last year. On a year-to-date basis, the return on invested capital was 27%, up from 25% in same period last year.
Revenue grew by $215 million, or 12%, compared with the second quarter last year, due to volume growth across most banking products, particularly in real-estate secured lending, credit cards and deposits. Revenue decreased by $24 million, or 1%, compared with the prior quarter, due mainly to fewer calendar days in the current quarter. On a year-to-date basis, total revenue increased by $421 million, or 12%, compared with the same period last year, primarily due to volume growth across most banking products, particularly in real-estate secured lending, credit cards and deposits. The acquisition of VFC and sales and service fee income also contributed to revenue growth. Margin on average earning assets increased by 7 bps from 2.98% to 3.05%, compared with the second quarter last year, and increased 2 bps compared with the prior quarter. On a year-to-date basis, margin on average earning assets increased by 4 bps from 3.00% to 3.04%, compared with the same period last year.
Compared with the second quarter last year, real-estate secured lending volume (including securitizations) grew by $13.2 billion or 11%, personal deposit volume grew by $5.1 billion or 5%, and consumer loans volume grew by $2.2 billion or 11%. The acquisition of VFC accounted for $0.6 billion, or 3%, of consumer loans volume growth. Business deposits volume and business loans and acceptances volume both grew by 9%. Gross originated insurance premiums grew by $41 million or 7%. As at February 28, 2007, personal deposit market share was 21.3%, down 7 bps compared with last year and down 8 bps compared with the prior quarter, as a result of share decrease in term deposits. Personal lending market share was 20.3%, up 17 bps compared with last year and up 4 bps compared with the prior quarter. Small business lending (credit limits of less than $250,000) market share as at December 31, 2006 was 18.1%, up 80 bps compared with last year, and up 40 bps compared with the prior quarter. Credit card market share, for the month of February 2007, measured by the average outstanding balance, was 8.2%, up 83 bps compared with last year and up 7 bps compared with the prior quarter.
Provision for credit losses for the quarter increased by $65 million, or 83%, compared with the second quarter last year. Personal banking provision for credit losses of $139 million was $53 million higher than the second quarter last year, primarily due to the inclusion of VFC, and higher personal lending and credit card volumes. Business banking provision for credit losses was $4 million for the quarter, compared with net reversals and recoveries of $8 million in the second quarter last year. Annualized provision for credit losses as a percentage of credit volume was 0.32%, an increase of 13 bps, compared with the second quarter last year, primarily due to the acquisition of VFC, a change in mix due to higher personal lending and credit card volumes, and net reversals and recoveries in the second quarter last year. Provision for credit losses increased by $5 million, or 4%, compared with the prior quarter. Personal banking provisions increased $11 million, or 8%, compared with the prior quarter, primarily due to higher volumes, while business banking provisions decreased by $6 million, or 60%, compared with the prior quarter, mainly due to reversals and recoveries in the current quarter. On a year-to-date basis, provision for credit losses increased by $104 million, or 59%, compared with the same period last year. Personal provisions increased $88 million, or 49%, compared with the same period last year, primarily due to the inclusion of VFC and higher personal lending and credit card volumes, while business banking provisions amounted to $14 million, compared with net reversals and recoveries of $2 million in the same period last year.
Non-interest expenses increased by $39 million, or 4%, compared with the second quarter last year, primarily due to business initiatives, higher employee compensation and business volume-related expenses. Non-interest expenses decreased by $26 million, or 2%, compared with the prior quarter, mainly due to fewer calendar days in the current quarter and reduced spending on business initiatives. On a year-to-date basis, non-interest expenses increased by $113 million, or 6%, compared with the same period last year, mainly due to the inclusion of VFC, higher employee

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 13

compensation and business volume-related expenses along with continued investment in infrastructure and marketing. The full time equivalent (FTE) staffing levels increased by 736, or 3%, compared with the second quarter last year, primarily due to the inclusion of VFC, the internal transfer of technology personnel, sales and service personnel in branches and call centres, as well as continued growth in the insurance business. FTE staffing levels decreased by 275, or 1%, compared with the prior quarter, primarily due to fewer seasonal part-time staff and reduction in head office support staff. On a year-to-date basis, FTE staffing levels increased by 821, or 3%, compared with the same period last year, due to the inclusion of VFC, the internal transfer of technology personnel, sales and service personnel in branches and call centres, as well as continued growth in the insurance business. The efficiency ratio for the current quarter was at a five-year record level. It improved to 52.0%, compared with 56.1%, in the second quarter last year and 52.7% in the prior quarter. On a year-to-date basis, the efficiency ratio improved to 52.4%, compared with 55.4% in the same period last year.
The outlook for year-over-year revenue growth remains solid for the balance of the year but is expected to be lower compared to the first half of the year. Provisions for credit losses on both personal and business banking loans, in aggregate, are expected to grow modestly from current levels and in line with the underlying volume growth. Expenses will continue to be closely managed in the second half of the year to maintain a healthy gap between revenue and expense growth.

Wealth Management
Wealth Management’s net income for the second quarter was $197 million, which represented a strong quarter and an increase of $45 million, or 30%, compared with the second quarter last year, and an increase of $11 million, or 6%, compared with the prior quarter. The Bank’s investment in TD Ameritrade generated net income of $63 million, an increase of $24 million, or 62%, compared with the second quarter last year, due to the inclusion of only two months of results in the same period last year. Net income from the Bank’s reported investment in TD Ameritrade was comparable with the prior quarter as lower earnings at TD Ameritrade were mostly offset due to an increase in the Bank’s investment in TD Ameritrade. The annualized return on invested capital decreased to 22%, compared with 26% in the second quarter last year and increased from 20% in the prior quarter.
On a year-to-date basis, net income for the six months ended April 30, 2007 was $383 million, an increase of $93 million, or 32%, compared with the same period last year. The year-to-date increase in net income included results from the Bank’s reported investment in TD Ameritrade, which generated $127 million of net income compared with $72 million in the same period last year from the combined earnings of the Bank’s investment in TD Ameritrade for two months and TD Waterhouse U.S.A.’s net income for three months. On a year-to-date basis, the return on invested capital was 21%, down from 23% in the same period last year.
Revenue grew by $72 million, or 14%, compared with the second quarter last year, primarily due to a combination of higher transaction volumes in discount and full service brokerage, higher net interest and fee-based income, strong mutual fund sales and solid growth in client assets. Commissions in the discount brokerage business were negatively impacted by a decline in commission per trade as a result of price reductions in the active trader and affluent household segments. Revenue increased by $43 million, or 8%, compared with the prior quarter, primarily due to solid growth in the advice-based and mutual fund businesses and higher net interest income as a result of increases in margin loan balances and improvement in spreads. On a year-to-date basis, total revenue decreased $119 million, or 9%, compared with the same period last year, primarily due to the sale of TD Waterhouse U.S.A. to Ameritrade. The decline in revenue was partially offset by stronger results in Canadian Wealth businesses. Revenues in the quarter were positively impacted by a new fixed administration fee in TD Mutual Funds. Effective January 1, 2007, TD Mutual Funds began absorbing the operating expenses of its individual funds in return for a fixed administration fee. Previously, the costs were borne by the individual funds. This had the impact of increasing both revenue and expenses in the quarter.
Non-interest expenses increased by $44 million, or 13%, compared with the second quarter last year, due to higher volume-related payments to sellers of the Bank's mutual funds, higher sales force compensation in our advice-based businesses driven by increased revenues, and continued investment in client-facing advisors and related support staff. Non-interest expenses increased by $29 million, or 8%, compared with the prior quarter, mainly due to higher payments to sellers of the Bank's mutual funds and higher sales force compensation. On a year-to-date basis, non-interest expenses decreased by $117 million, or 13%, compared with the same period last year, mainly due to the sale of TD Waterhouse U.S.A. to Ameritrade.
Assets under management of $163 billion at April 30, 2007 increased $12 billion, or 8%, from October 31, 2006, due to market appreciation and the addition of net new client assets. Assets under administration totalled $175 billion at the end of the quarter, increasing $14 billion, or 9%, from October 31, 2006 due to market appreciation and the addition of net new client assets.
Wealth Management should continue to deliver strong earnings as growth in client assets, client-facing advisors and mutual fund sales are expected to remain strong. Pricing pressures will continue to be an ongoing factor in discount brokerage from a North American standpoint.

Wealth Management (unaudited)
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2006	2007	2006
Canadian Wealth	134	$122	$113	256	$218
TD Ameritrade/TD Waterhouse U.S.A.	63	64	39	127	72
Net income	197	$186	$152	383	$290

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 14

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking reported net income for the quarter was $23 million, compared with $59 million in the second quarter last year, and $64 million in the prior quarter. Adjusted net income for the quarter was $62 million, which excluded a $39 million after-tax charge, being the Bank’s share related to TD Banknorth’s restructuring, privatization and merger-related charges. There were no items of note affecting earnings in the second quarter last year or the prior quarter. The annualized return on invested capital declined to 3.8%, compared with 4.4%, in the second quarter last year, and 4.3% in the prior quarter.
    On a year-to-date basis, reported net income for the six months ended April 30, 2007 was $87 million, compared with $105 million in the same period last year. On a year-to-date basis, adjusted net income was $126 million, compared with adjusted net income of $124 million in the same period last year. On a year-to-date basis, the return on invested capital was 4.0%, down from 4.9% in the same period last year. The decline in return on invested capital was due to a decrease in earnings growth on an increased invested capital base.
    Revenue grew by $43 million, or 9%, compared with the second quarter last year, and increased by $18 million, or 4%, compared with the prior quarter, primarily due to the acquisition of Interchange and Hudson. On a year-to-date basis, total revenue increased $172 million, or 21%, compared with the same period last year, also due to the acquisition of Interchange and Hudson. Margin on average earning assets increased by 6 bps from 3.83% to 3.89%, compared with the second quarter last year, and decreased 6 bps compared with the prior quarter. On a year-to-date basis, the margin on average earning assets increased by 4 bps from 3.88% to 3.92%, compared with the same period last year. Net interest income remains under pressure from a flat yield curve and continued strong competition for deposits and high quality loans.
    Provision for credit losses for the quarter increased by $27 million, compared with the second quarter last year, and by $18 million, or 106%, compared with the prior quarter. The increase in provision for credit losses, compared with the second quarter last year and the prior quarter was due to higher levels of impaired loans and increased net write-offs. Net impaired loans increased by $110 million, or 167%, compared with the second quarter last year, and by $70 million, or 66%, compared with the prior quarter, primarily due to a slowdown in the residential real-estate construction market. On a year-to-date basis, provision for credit losses increased by $37 million, compared with the same period last year, due to higher levels of impaired loans and increased net write-offs. Net impaired loans as a percentage of total loans and leases was 0.57%, compared with 0.22% as at the end of the second quarter last year, and 0.36% as at the end of the prior quarter.
    Reported non-interest expenses for the quarter were $384 million, an increase of $100 million, or 35% compared with the second quarter last year. Non-interest expenses, excluding the $78 million before-tax charge related to TD Banknorth’s restructuring, privatization and merger-related charges, increased by $22 million, or 8%, compared with the second quarter last year, primarily due to the acquisition of Interchange and Hudson, and a $9 million contribution made to the TD Banknorth Charitable Foundation. Reported non-interest expenses increased by $85 million, or 28% compared with the prior quarter. On an adjusted basis, non-interest expenses increased by $7 million, or 2%, compared with the prior quarter. On a year-to-date basis, reported non-interest expenses were $683 million, an increase of $174 million, or 34%, compared with the same period last year. On a year-to-date basis, excluding TD Banknorth’s restructuring, privatization and merger-related charges, non-interest expenses increased by $96 million, or 19%, largely due to the acquisition of Interchange and Hudson as well as the $9 million contribution made to the TD Banknorth Charitable Foundation. The average FTE staffing levels increased slightly compared with both the second quarter last year and the prior quarter, primarily due the acquisition of Interchange, offset in part by staff reductions related to improved business processes. As at April 30, 2007 staffing levels declined 6% from the second quarter last year and by 1% from the prior quarter. Reported efficiency ratio was 76.2%, compared with 61.6%, in the second quarter last year, and 61.5%, in the prior quarter. On a year-to-date basis, reported efficiency ratio was 69.0%, compared with 62.2%, in the same period last year. On an adjusted basis, the efficiency ratio for the quarter was 60.5%. On a year-to-date basis, the adjusted efficiency ratio was 61.0%, compared with 58.4%, in the same period last year.
    TD Banknorth expects 2007 to continue to be a challenging year. Net interest income is expected to grow slightly for the balance of the year as competition for customers remains keen, while the interest rate environment is not expected to improve. Although impaired loans appear to be levelling off, they may increase depending on market conditions. Provisions for credit losses may continue at or exceed current levels in the near term depending on write-offs on current impaired loans. Revenue growth is expected to exceed expense growth for the remainder of the year due to expense reduction initiatives. Revenue initiatives are focused on the customer experience including longer branch hours, filling product gaps in the Retail business line (e.g. high rate money market product offering), simplifying fee structure, and tailoring compensation programs to align incentives with revenue growth and improved customer experience. To fund these revenue initiatives, TD Banknorth has planned to reduce the expense base by 5% to 8% (or approximately US$50 million to US$80 million); these plans include closing certain branches, staff cuts and consolidation of facilities.

Wholesale Banking
Wholesale Banking reported net income for the quarter of $217 million, an increase of $77 million, or 55%, compared with the second quarter last year, and an increase of $20 million, or 10%, compared with the prior quarter. The annualized return on invested capital was 34% in the current quarter, compared with 25% in the second quarter last year, and 30% in the prior quarter.
On a year-to-date basis, reported and adjusted net income for the six months ended April 30, 2007 was $414 million, up $110 million, or 36%, and up $75 million, or 22%, respectively. Adjusted net income in the prior year excluded the impact of a $35 million after-tax restructuring charge ($50 million before tax) in connection with the repositioning of the global structured products businesses. There were no items of note affecting earnings during the six months ended April 30, 2007. On a year-to-date basis, the return on invested capital was 32%, compared with 30% in the same period last year.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $642 million, compared with $534 million in the second quarter last year and $635 million in the previous quarter. The capital markets businesses generate

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 15

revenue from advisory, underwriting, trading, facilitation and execution services. Capital markets revenue increased from the second quarter last year, primarily due to higher equity underwriting, advisory, interest rate and credit, and equity trading, partially offset by lower foreign exchange trading. Capital markets revenue decreased from the prior quarter, primarily due to weaker equity and foreign exchange trading, partially offset by higher equity underwriting. The equity investment portfolio delivered stronger security gains compared with the second quarter last year and the prior quarter. Corporate lending revenues were up from the second quarter last year due to an increase in loans and commitments related primarily to mergers and acquisitions activity, but down slightly compared with the prior quarter. On a year-to-date basis, revenue was $1,277 million, an increase of $82 million, or 7%, compared with the same period last year, primarily due to higher security gains, improved equity underwriting and equity trading, partially offset by lower foreign exchange trading.
Provision for credit losses was comprised of allowances for credit losses and accrual costs for credit protection. Provision for credit losses was $12 million in the quarter, compared with $11 million in the second quarter last year and $24 million in the prior quarter. The provision for the quarter was entirely related to the cost of credit protection. Provision for credit losses in the previous quarter included a $12 million specific allowance related to a single credit exposure in the corporate lending portfolio. On a year-to-date basis, provision for credit losses was $36 million, a reduction of $4 million, or 10%, compared with the same period last year.
Wholesale Banking continues to proactively manage its credit risk and currently holds $2.8 billion in notional credit default swap protection, a decrease of $0.1 billion compared with the second quarter last year and down $0.3 billion compared with the prior quarter.
Expenses were $329 million, an increase of $8 million compared with the second quarter last year, primarily due to higher variable compensation, partially offset by lower severance costs. Expenses decreased $3 million from the last quarter. On a year-to-date basis, expenses were $661 million, a decrease of $55 million, or 8%, compared with the same period last year as prior year expenses included restructuring costs of $50 million.
Overall, Wholesale Banking had an excellent quarter driven by strong domestic franchise and solid trading revenues, and a very strong contribution from the equity investment portfolio. While Wholesale Banking had a very strong performance in the first half of the year, it is not expected that this performance will be repeated in the traditionally slower second half of the year. Key priorities for 2007 continue to include: focus on being a top three dealer in Canada, seek opportunities to grow proprietary trading in scalable and liquid markets, maintain a superior rate of return on invested capital, and enhance the efficiency ratio through improved cost control.

Corporate
Corporate segment reported a net loss of $98 million for the quarter, compared with a reported net loss of $78 million in the second quarter last year, and a reported net loss of $70 million in the prior quarter. On an adjusted basis, the current quarter results reflected a net loss of $21 million, compared with a net loss of $36 million in the second quarter last year, primarily driven by lower unallocated corporate expenses. Adjusted net loss for the quarter, compared with the adjusted net income of $18 million in the prior quarter, was mainly due to favourable tax and other items realized in the prior quarter and lower securitization gains, partially offset by lower unallocated corporate expenses.
Adjusted net loss in the current quarter excluded amortization of intangibles of $80 million after tax, a $4 million after-tax restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth and a $7 million after-tax gain in excess of accrued cost for the period in credit default swaps (CDS) hedging the corporate loan book. Adjusted net income in the second quarter last year excluded amortization of intangibles of $86 million after tax, a $39 million after-tax general allowance release, a $10 million after-tax gain in excess of accrued cost for the period in CDS hedging the corporate loan book, and a $5 million dilution loss on the sale of TD Waterhouse U.S.A. to Ameritrade. Adjusted net income in the prior quarter excluded amortization of intangibles of $83 million after tax and a $5 million after-tax loss, in excess of accrued cost for the period, on CDS hedging the corporate loan book.
The Corporate segment reported a net loss of $168 million for the six months ended April 30, 2007. On an adjusted basis, the year-to-date net loss was $3 million, an improvement of $76 million over the same period in the prior year, mainly driven by lower unallocated corporate expenses, securitization gains, and some favourable tax and other items. Adjusted net loss for the current year-to-date period excluded amortization of intangibles of $163 million after tax, a $4 million after-tax restructuring charge related to the transfer of functions from TD Bank USA to TD Banknorth, and a $2 million after-tax gain in excess of accrued cost for the period in CDS hedging the corporate loan book. Adjusted net loss for the year-to-date period last year excluded a $1,665 million after-tax dilution gain on the sale of TD Waterhouse U.S.A. to Ameritrade and a $72 million after-tax dilution loss related to the acquisition of Hudson by TD Banknorth. Also excluded was a general allowance release of $39 million after tax, amortization of intangibles of $168 million after tax, and gains of $20 million on CDS in excess of the accrued cost.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 16

BALANCE SHEET REVIEW

Total assets were $396.7 billion as at April 30, 2007, $3.8 billion higher than at October 31, 2006. The net increase was composed primarily of an increase of $9.4 billion in loans and $5.0 billion in other assets, partially offset by decreases of $5.9 billion in securities and $5.5 billion in securities purchased under resale agreements. The increase in total loans is attributable to higher loan balances in Canadian Personal and Commercial Banking and Wholesale Banking, the acquisition of Interchange by TD Banknorth, and growth in Wealth Management margin loans. The increase in other assets is attributable to the gross-up of non-trading derivatives as required by the new financial instruments standards, increase in goodwill and intangibles related to the acquisition of Interchange by TD Banknorth as well as the privatization of TD Banknorth, and an increase in the investment in TD Ameritrade. The decrease in securities was due to lower trading securities which is influenced by market movements, client flows, and proprietary trading strategies. The decrease in securities purchased under reverse repurchase agreements reflects reduced balances in this product within Wholesale Banking.
Total deposits were $270.2 billion at the end of the quarter, an increase of $9.3 billion from October 31, 2006. Personal deposits increased $4.6 billion primarily due to increased volumes in Canadian Personal and Commercial Banking and the acquisition of Interchange by TD Banknorth. Other deposits increased $4.6 billion, largely due to growth in term deposits in the U.S. Wholesale business. Total other liabilities declined by $7.5 billion from October 31, 2006. The net decrease was composed of declines in obligations related to securities sold short and obligations related to securities sold under repurchase agreements, partially offset by an increase in other liabilities. Obligations related to securities sold under repurchase agreements decreased by $7.3 billion consistent with the movement in reverse repurchase agreements noted above. Obligations related to securities sold short decreased by $2.0 billion reflecting market movements and trading activities. Other liabilities increased $1.5 billion largely due to the gross up of non-trading derivatives as required under the new financial instruments standards. Subordinated notes and debentures increased $2.3 billion, primarily as a result of a new issuance in December 2006. The Bank’s non-controlling interests in subsidiaries as at April 30, 2007 declined $2.4 billion from October 31, 2006 due to the privatization of TD Banknorth in the current quarter.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $554 million at April 30, 2007, $143 million higher than at October 31, 2006, largely due to the addition of impaired loans in U.S. Personal and Commercial Banking. Net impaired loans as at April 30, 2007, after deducting specific and general allowances, totalled $(824) million, compared with $(906) million as at October 31, 2006.
The total allowance for credit losses of $1,378 million as at April 30, 2007 comprised total specific allowances of $227 million and a general allowance of $1,151 million. Specific allowances increased by $55 million from $172 million as at October 31, 2006, mainly due to higher specific provisions in the Canadian and U.S. Personal and Commercial Banking segments. The general allowance for credit losses as at April 30, 2007 was up by $6 million, compared with October 31, 2006, mainly due to the inclusion of $22 million general allowance related to VFC and the consolidation of Interchange, partially offset by a $23 million reduction in the TD Banknorth general allowance in the current quarter. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances (unaudited)
	For the three months ended
	Apr. 30	Oct. 31	Apr. 30
(millions of Canadian dollars)	2007	2006	2006
Balance at beginning of period	$462	$357	$365
Additions	416	299	214
Return to performing status, repaid or sold	(130)	(81)	(97)
Write-offs	(191)	(164)	(130)
Foreign exchange and other adjustments	(3)	-	(3)
Balance at end of period	$554	$411	$349

Allowance for Credit Losses (unaudited)
	As at
Apr. 30		Oct. 31	Apr. 30
(millions of Canadian dollars)	2007	2006	2006
Specific allowance	$227	$172	$135
General allowance	1,151	1,145	1,156
Total allowance for credit losses	$1,378	$1,317	$1,291

Total net impaired loans	$(824)	$(906)	$(942)
Net impaired loans as a percentage of net loans	(0.5)%	(0.5)%	(0.6)%
Provision for credit losses as a percentage of net average loans	0.41%	0.40%	0.04%

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 17

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). As at April 30, 2007, the Bank’s Tier 1 capital ratio was 9.8%, compared with 12.0% at October 31, 2006, and the total capital ratio was 12.3%, compared with 13.1% at October 31, 2006. The Bank's overall Tier 1 capital was down $2.4 billion from October 31, 2006. The decrease in the Tier 1 capital ratio from October 31, 2006 was largely due to the privatization of TD Banknorth which reduced Tier 1 capital by $3.7 billion due to the exclusion of non-controlling interests and an increase in goodwill and intangibles assets. Total capital was down $0.2 billion, compared with October 31, 2006, due to the privatization of TD Banknorth, partially offset by the $2.25 billion Tier 2A subordinated debt issue in December 2006. Risk-weighted assets were up $7.5 billion from October 31, 2006, primarily due to TD Banknorth’s acquisition of Interchange and the overall growth in assets within the Bank, including those resulting from changes in foreign exchange rates and the implementation of the new financial instruments accounting standards. The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
During the prior quarter, the Bank issued $2.25 billion of medium-term notes constituting subordinated indebtedness which qualify as Tier 2A regulatory capital. During the six months ended April 30, 2007, no shares were repurchased under the Bank’s normal course issuer bid, which commenced on December 20, 2006 to repurchase for cancellation, up to five million common shares.

Capital Structure and Ratios (unaudited)
	As at
	Apr. 30	Oct. 31	Apr. 30
(billions of Canadian dollars)	2007	2006	2006
Tier 1 capital	$14.7	$17.1	$16.4
Tier 1 capital ratio	9.8%	12.0%	12.1%
Total capital	$18.4	$18.6	$19.2
Total capital ratio	12.3%	13.1%	14.1%
Risk-weighted assets	$149.4	$141.9	$135.8
Tangible common equity	$10.5	$12.9	$12.3
Tangible common equity as a percentage of risk-weighted assets	7.0%	9.1%	9.0%

MANAGING RISK

Interest Rate Risk
The objective of interest rate risk management for the non-trading portfolio is to ensure that stable and predictable earnings are realized over time. In this context, the Bank has adopted a disciplined hedging approach to profitably manage its asset and liability positions, including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
•	minimizing the impact of interest rate risk on net interest income and economic value within Canadian Personal and Commercial Banking; and
•	measuring the contribution of each product on a risk adjusted, fully-hedged basis, including the impact of financial options granted to customers.
The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2007, an immediate and sustained 100 bps increase in rates would have increased the economic value of shareholders’ equity by $33 million after tax or 0.15%. An immediate and sustained 100 bps decrease in rates would have decreased the economic value of shareholders’ equity by $43 million after tax or 0.20%.

Liquidity Risk
The Bank holds a sufficient amount of liquidity to fund its obligations as they become due under normal operating conditions as well as under a base case stress scenario that defines the minimum amount of liquidity that must be held at all times. The surplus liquid asset position is defined as total available liquid assets, less the Bank’s total maturing wholesale funding, potential non-wholesale deposit run-off and contingent liabilities, measured at a number of points in time up to and including 90 days forward. As at April 30, 2007, the Bank’s consolidated surplus liquid asset position, on a cumulative basis, up to 90 days forward, was $10.2 billion, compared with a consolidated surplus liquid asset position of $18.8 billion as at October 31, 2006. The Bank ensures that funding obligations are fulfilled by managing its cash flows and holding highly liquid assets that can be readily converted into cash. The Bank manages liquidity on a global basis, ensuring prudent management of liquidity risk in all its operations. In addition to a large base of stable retail and commercial deposits, the Bank has an active wholesale funding program, including asset securitization. This funding is highly diversified as to source, type, currency and geographical location.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 18

Market Risk
The Bank manages market risk in its trading books by using several key controls. The Bank’s market risk policy sets out detailed limits for each trading business, including Value-at-Risk (VaR), stress test, stop loss, and sensitivity to various market risk factors. Policy controls are augmented through active oversight by independent market risk staff and frequent management reporting. VaR is a statistical loss threshold, which should not be exceeded, on average, more than once in 100 days. It is also the basis for regulatory capital for market risk. The following table presents average and end-of-quarter general market risk VaR usage for the three and six months ended April 30, 2007, as well as average VaR for the three and six months ended April 30, 2006. For the three and six months ended April 30, 2007, net daily capital markets revenues were positive for 93.6% and 93.8% of the trading days respectively. Losses in the second quarter did not exceed the Bank’s statistically predicted VaR for the total of the Bank’s trading-related businesses.

Value-at-Risk Usage (unaudited)
	For the three months ended				For the six months ended
	As at	Average	Average	Average	Average	Average
	Apr. 30	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2007	2007	2007	2006	2007	2006
Interest rate risk	$8.5	$7.0	$7.5	$10.8	$7.3	$9.4
Equity risk	9.4	10.3	7.2	5.3	8.7	5.1
Foreign exchange risk	2.8	2.0	2.0	1.9	2.0	2.1
Commodity risk	0.9	1.6	1.6	1.1	1.6	1.0
Diversification effect	(11.3)	(10.8)	(8.0)	(8.1)	(9.4)	(7.1)
General market Value-at-Risk	$10.3	$10.1	$10.3	$11.0	$10.2	$10.5

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 19

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results (unaudited)
	For the three months ended
		2007				2006		2005
(millions of Canadian dollars)	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31
Net interest income	$1,662	$1,671	$1,714	$1,623	$1,427	$1,607	$1,641	$1,563
Other income	1,837	1,802	1,580	1,665	1,691	1,797	1,442	1,535
Total revenues	3,499	3,473	3,294	3,288	3,118	3,404	3,083	3,098
Provision for (reversal of) credit losses	(172)	(163)	(170)	(109)	(16)	(114)	15	(40)
Non-interest expenses	(2,252)	(2,189)	(2,187)	(2,147)	(2,103)	(2,290)	(2,203)	(2,577)
Dilution gain, net	-	-	-	-	(5)	1,564	-	-
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,075	1,121	937	1,032	994	2,564	895	481
Provision for income taxes	(234)	(218)	(175)	(235)	(244)	(220)	(253)	(12)
Non-controlling interests in subsidiaries, net of income taxes	(27)	(47)	(48)	(52)	(47)	(37)	(53)	(58)
Equity in net income of an associated company, net of income taxes	65	65	48	51	35	-	-	-
Net income - reported	879	921	762	796	738	2,307	589	411
Items of note affecting net income, net of income taxes:
Amortization of intangibles	80	83	87	61	86	82	86	91
Dilution gain on Ameritrade transaction, net of costs	-	-	-	-	5	(1,670)	-	-
Dilution loss on the acquisition of Hudson by TD Banknorth	-	-	-	-	-	72	-	-
Balance sheet restructuring charge in TD Banknorth	-	-	-	-	-	19	-	-
Wholesale Banking restructuring charge	-	-	-	-	-	35	4	10
TD Banknorth restructuring, privatization and merger-related charges	43	-	-	-	-	-	-	-
Change in fair value of credit default swaps hedging the corporate loan book	(7)	5	8	5	(10)	(10)	(7)	12
Non-core portfolio loan loss recoveries (sectoral related)	-	-	-	-	-	-	(60)	(23)
Tax charge related to reorganizations	-	-	-	-	-	-	138	-
Other tax items	-	-	-	24	-	-	(68)	(30)
Loss on structured derivative portfolios	-	-	-	-	-	-	70	30
Preferred share redemption	-	-	-	-	-	-	13	-
Initial set up of specific allowance for credit card and overdraft loans	-	-	18	-	-	-	-	-
General allowance release	-	-	-	-	(39)	-	-	-
Litigation charge	-	-	-	-	-	-	-	238
Total items of note	116	88	113	90	42	(1,472)	176	328
Net income - adjusted	995	1,009	875	886	780	835	765	739
Preferred dividends	(7)	(6)	(5)	(6)	(6)	(5)	-	-
Net income available to common shareholders - adjusted	$988	$1,003	$870	$880	$774	$830	$765	$739

(Canadian dollars)
Basic earnings per share
- reported	$1.21	$1.27	$1.05	$1.10	$1.02	$3.23	$0.83	$0.58
- adjusted	1.37	1.40	1.21	1.22	1.10	1.16	1.08	1.04
Diluted earnings per share
- reported	1.20	1.26	1.04	1.09	1.01	3.20	0.82	0.58
- adjusted	1.36	1.38	1.20	1.21	1.09	1.15	1.06	1.04
Return on common shareholders’ equity	17.1%	18.2%	15.7%	16.8%	16.5%	55.4%	14.8%	10.4%

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 20

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, as presented on pages 21 to 37 of this Report to Shareholders, have been prepared in accordance with GAAP. These Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2006. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s October 31, 2006 audited Consolidated Financial Statements, except as described below.

Changes in Significant Accounting Policies
Financial Instruments, Hedges and Comprehensive /ncome
The Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation on November 1, 2006. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income. The comparative Interim Consolidated Financial Statements have not been restated. With the adoption of these standards, the Bank’s accounting for financial instruments is now largely harmonized with U.S. GAAP for this area. For a description of the principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards and for further details on changes in significant accounting policies, see Note 2 to the Interim Consolidated Financial Statements for the quarter ended April 30, 2007.

Determining Variable Interest Entities
In September 2006, the Emerging Issues Committee of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15, which provides additional guidance on how to analyze and consolidate variable interest entities. The guidance became effective February 1, 2007 for the Bank. The new guidance does not have a material effect on the financial position or earnings of the Bank.

There were no other changes in the Bank’s accounting policies during the six months ended April 30, 2007.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2006 Annual Report.

Future Changes in Accounting Policies
Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Bank intends to adopt these new standards effective November 1, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	April 30	Oct. 31
(millions of Canadian dollars)	2007	2006
ASSETS
Cash and due from banks	$1,994	$2,019
Interest-bearing deposits with banks	9,796	8,763
	11,790	10,782
Securities
Trading	69,093	77,482
Designated as trading under the fair value option	1,862	-
Available-for-sale	35,668	-
Held-to-maturity	11,887	-
Investment	-	46,976
	118,510	124,458
Securities purchased under reverse repurchase agreements	25,434	30,961
Loans
Residential mortgages	53,997	53,425
Consumer instalment and other personal	65,370	63,130
Credit card	5,369	4,856
Business and government	45,081	40,514
Business and government designated as trading under the fair value option	1,465	-
	171,282	161,925
Allowance for credit losses (Note 4)	(1,378)	(1,317)
Loans, net of allowance for credit losses	169,904	160,608
Other
Customers’ liability under acceptances	9,233	8,676
Investment in TD Ameritrade (Note 14)	5,131	4,379
Trading derivatives	27,569	27,845
Goodwill	8,940	7,396
Other intangibles	2,368	1,946
Land, buildings and equipment	1,905	1,862
Other assets	15,950	14,001
	71,096	66,105
Total assets	$396,734	$392,914

LIABILITIES
Deposits
Personal	$151,272	$146,636
Banks	12,681	14,186
Business and government	70,655	100,085
Trading	35,554	-
	270,162	260,907
Other
Acceptances	9,233	8,676
Obligations related to securities sold short	25,143	27,113
Obligations related to securities sold under repurchase agreements	11,322	18,655
Trading derivatives	29,143	29,337
Other liabilities	18,936	17,461
	93,777	101,242
Subordinated notes and debentures (Note 6)	9,210	6,900
Liabilities for preferred shares and capital trust securities (Note 7)	1,797	1,794
Non-controlling interests in subsidiaries	13	2,439
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: April 30, 2007- 719.9; Oct. 31, 2006 - 717.4) (Note 8)	6,455	6,334
Preferred shares (millions of shares issued and outstanding: April 30, 2007- 17.0; Oct. 31, 2006 - 17.0) (Note 8)	425	425
Contributed surplus	124	66
Retained earnings	14,865	13,725
Accumulated other comprehensive income	(94)	(918)
	21,775	19,632
Total liabilities and shareholders’ equity	$396,734	$392,914

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 22

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Interest income
Loans	$3,117	$2,514	$6,191	$4,966
Securities
Dividends	189	190	462	412
Interest	919	776	1,905	1,813
Deposits with banks	111	78	158	158
	4,336	3,558	8,716	7,349
Interest expense
Deposits	1,989	1,754	4,037	3,288
Subordinated notes and debentures	124	99	232	185
Preferred shares and capital trust securities	32	28	62	67
Other liabilities	529	250	1,052	775
	2,674	2,131	5,383	4,315
Net interest income	1,662	1,427	3,333	3,034
Other income
Investment and securities services	574	532	1,122	1,174
Credit fees	103	82	199	168
Net securities gains	102	82	172	105
Trading income	192	247	408	539
Income from financial instruments designated as trading under the fair value option	5	-	(4)	-
Service charges	244	220	493	441
Loan securitizations (Note 5)	97	72	231	164
Card services	108	86	218	167
Insurance, net of claims	251	228	505	452
Trust fees	38	37	69	66
Other	123	105	226	212
	1,837	1,691	3,639	3,488
Total revenues	3,499	3,118	6,972	6,522
Provision for credit losses (Note 4)	172	16	335	130
Non-interest expenses
Salaries and employee benefits	1,169	1,093	2,326	2,267
Occupancy, including depreciation	185	172	360	338
Equipment, including depreciation	153	138	297	285
Amortization of other intangibles	112	125	230	253
Restructuring costs	67	-	67	50
Marketing and business development	111	96	224	229
Brokerage-related fees	39	39	75	92
Professional and advisory services	98	126	215	231
Communications	49	48	98	97
Other	269	266	549	551
	2,252	2,103	4,441	4,393
Dilution gain (loss), net	-	(5)	-	1,559
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,075	994	2,196	3,558
Provision for income taxes	234	244	452	464
Non-controlling interests in subsidiaries, net of income taxes	27	47	74	84
Equity in net income of an associated company, net of income taxes	65	35	130	35
Net income	879	738	1,800	3,045
Preferred dividends	7	6	13	11
Net income available to common shareholders	$872	$732	$1,787	$3,034
Average number of common shares outstanding (millions)
Basic	719.1	715.7	718.7	714.1
Diluted	725.9	722.5	725.4	720.7
Earnings per share (in dollars)
Basic	$1.21	$1.02	$2.49	$4.25
Diluted	1.20	1.01	2.46	4.21
Dividends per share (in dollars)	0.53	0.44	1.01	0.86
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 23

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the six months ended
	April 30	April 30
(millions of Canadian dollars)	2007	2006
Common shares
Balance at beginning of period	$6,334	$5,872
Proceeds from shares issued on exercise of options	53	80
Shares issued as a result of dividend reinvestment plan	40	207
Impact of shares sold (acquired) in Wholesale Banking	28	16
Issued on acquisition of VFC	-	70
Balance at end of period	6,455	6,245
Preferred shares
Balance at beginning of period	425	-
Share issues	-	425
Balance at end of period	425	425
Contributed surplus
Balance at beginning of period	66	40
Stock options (Note 9)	6	11
Conversion of TD Banknorth options on privatization (Note 9)	52	-
Balance at end of period	124	51
Retained earnings
Balance at beginning of period	13,725	10,650
Transition adjustment on adoption of Financial Instruments standards (Note 2)	80	-
Net income	1,800	3,045
Common dividends	(727)	(615)
Preferred dividends	(13)	(11)
Balance at end of period	14,865	13,069
Accumulated other comprehensive income, net of income taxes
Balance at beginning of period	(918)	(696)
Transition adjustment on adoption of Financial Instrument standards (Note 2)	426	-
Other comprehensive income for the period	398	189
Balance at end of period (Note 17)	(94)	(507)
Total shareholders’ equity at end of period	$21,775	$19,283

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Net income	$879	$738	$1,800	$3,045
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of cash flow hedges[a]	87	-	140	-
Reclassification to earnings in respect of available-for-sale securities[b]	(26)	-	(55)	-
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [c,d]	97	159	420	189
Change in gains and (losses) on derivative instruments designated as cash flow hedges[e]	13	-	(114)	-
Reclassification to earnings of gains and (losses) on cash flow hedges[f]	3	-	7	-
Other comprehensive income for the period	174	159	398	189
Comprehensive income for the period	$1,053	$897	$2,198	$3,234

a Net of income tax expense of $38 million and $62 million for the three and six months ended April 30, 2007 respectively.
b Net of income tax benefits of $6 million and $20 million for the three and six months ended April 30, 2007 respectively.
c Net of income tax expense of $331 million for the three months ended April 30, 2007 (three months ended April 30, 2006 - $80 million). Net of income tax expense of $52 million for the six months ended April 30, 2007 (six months ended April 30, 2006 - $252 million).
d Includes $681 million for the three months ended April 30, 2007 (three months ended April 30, 2006 - $166 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations. Includes $112 million for the six months ended April 30, 2007 (six months ended April 30, 2006 - $522 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations.
e Net of income tax expense of $8 million for the three months ended April 30, 2007 and income tax benefit of $70 million for the six months ended April 30, 2007.
f Net of income tax expense of $1 million and $4 million for the three and six months ended April 30, 2007 respectively.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 24

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Cash flows from (used in) operating activities
Net income	$879	$738	$1,800	$3,045
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	172	16	335	130
Restructuring costs	67	-	67	50
Depreciation	93	77	175	162
Amortization of other intangibles	112	125	230	253
Stock options	56	4	58	11
Dilution loss (gain), net	-	5	-	(1,559)
Net securities gains	(102)	(82)	(172)	(105)
Net gain on securitizations (Note 5)	(37)	(19)	(84)	(52)
Equity in net income of an associated company	(65)	(35)	(130)	(35)
Non-controlling interests	27	47	74	84
Future income taxes	189	(64)	359	105
Changes in operating assets and liabilities:
Current income taxes payable	252	39	(106)	(8)
Interest receivable and payable	65	9	137	(35)
Trading securities	9,032	5,191	6,527	(4,034)
Unrealized gains and amounts receivable on derivative contracts	(698)	(1,649)	276	(1,779)
Unrealized losses and amounts payable on derivative contracts	821	1,361	(194)	2,797
Other	(503)	(2,501)	(3,241)	(3,536)
Net cash from (used in) operating activities	10,360	3,262	6,111	(4,506)
Cash flows from (used in) financing activities
Change in deposits	474	(3,670)	7,923	1,330
Securities sold under repurchase agreements	(9,275)	4,463	(7,333)	4,993
Securities sold short	(1,087)	680	(1,970)	2,631
Issue of subordinated notes and debentures	-	541	2,274	2,341
Repayment of subordinated notes and debentures	-	-	-	(150)
Subordinated notes and debentures (acquired) sold in Wholesale Banking	14	(21)	7	(20)
Liability for preferred shares and capital trust securities	(3)	(7)	3	(9)
Translation adjustment on subordinated notes and debentures issued in a foreign currency	(13)	3	29	3
Common shares issued on exercise of options	19	35	53	80
Common shares (acquired) sold in Wholesale Banking	(2)	18	28	16
Dividends paid in cash on common shares	(361)	(208)	(687)	(408)
Issuance of preferred shares	-	-	-	425
Dividends paid on preferred shares	(7)	(6)	(13)	(11)
Net cash from financing activities	(10,241)	1,828	314	11,221
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(1,072)	931	(1,033)	1,450
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(22,332)	(54,275)	(70,562)	(111,140)
Proceeds from maturities	23,430	50,390	63,908	101,507
Proceeds from sales	2,469	7,496	7,009	12,220
Activity in lending activities:
Origination and acquisitions	(33,165)	(55,040)	(72,661)	(104,188)
Proceeds from maturities	22,949	51,531	57,613	97,756
Proceeds from sales	1,190	265	1,788	598
Proceeds from loan securitizations (Note 5)	3,268	2,050	6,331	3,392
Land, buildings and equipment	(121)	(233)	(218)	(308)
Securities purchased under reverse repurchase agreements	6,923	(7,497)	5,527	(5,961)
TD Banknorth share repurchase program	-	(290)	-	(290)
Acquisitions and dispositions less cash and cash equivalents acquired (Note 14)	(3,713)	(516)	(4,139)	(1,335)
Net cash used in investing activities	(174)	(5,188)	(6,437)	(6,299)
Effect of exchange rate changes on cash and cash equivalents	(64)	(14)	(13)	(43)
Net increase (decrease) in cash and cash equivalents	(119)	(112)	(25)	373
Cash and cash equivalents at beginning of period	2,113	2,158	2,019	1,673
Cash and cash equivalents at end of period, represented by cash and due from banks	$1,994	$2,046	$1,994	$2,046
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,793	$2,020	$5,265	$4,301
Amount of income taxes paid during the period	275	260	673	603
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s Consolidated Financial Statements for the year ended October 31, 2006, except as described in Note 2 below. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2006 and the accompanying notes included on pages 71 to 113 of the Bank’s 2006 Annual Report. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS
The Bank adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income and Section 3861, Financial Instruments - Disclosure and Presentation on November 1, 2006. The adoption of these new Financial Instruments standards resulted in changes in the accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The comparative Interim Consolidated Financial Statements have not been restated. With the adoption of these standards, the Bank’s accounting for financial instruments is now largely harmonized with U.S. generally accepted accounting principles for this area. The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a) Financial Assets and Financial Liabilities
Prior to the adoption of the new standards, the Bank classified all of its financial assets as trading securities, investment securities or loans and receivables. Trading securities were accounted for at fair value. Investment securities were accounted for at cost or amortized cost, net of any adjustment for other-than-temporary impairment. Loans and receivables were accounted for at amortized cost using the effective interest rate method. All of the Bank’s financial liabilities, except those classified as trading and short positions in securities, were accounted for on an accrual basis.
Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

Trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as trading. These instruments are accounted for at fair value with the change in the fair value recognized in trading income. Investments totalling $76.4 billion, previously disclosed as trading in the audited Consolidated Financial Statements for the year ended October 31, 2006, were classified as trading on November 1, 2006.
On transition, retained interests with a carrying value of $216 million, previously accounted for at amortized cost, were reclassified to trading securities. Deposit liabilities totaling $35.5 billion were classified as trading on November 1, 2006.

Available-for-sale
Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Previously, such write-downs were to net realizable value. Gains and losses realized on disposal of available-for-sale securities, which are calculated on an average cost basis, are recognized in net securities gains in other income. Investments totalling $34.8 billion, previously disclosed as “Investment Securities” in the audited Consolidated Financial Statements for the year ended October 31, 2006, were designated as available-for-sale on November 1, 2006. The change in accounting policy related to other-than-temporary impairment was not material.

Held-to-maturity
Securities that have a fixed maturity date, where the Bank intends and has the ability to hold to maturity, are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. Investments totalling $10.1 billion were reclassified from investment securities to held-to-maturity securities on November 1, 2006. Bonds totalling $1.1 billion were reclassified from trading securities to held-to-maturity securities on November 1, 2006.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 26

Loans
Loans are accounted for at amortized cost using the effective interest rate method. This classification is consistent with the classification under the prior accounting standards.

Financial assets and financial liabilities designated as trading under the fair value option
Financial assets and financial liabilities, other than those classified as trading, are designated as trading under the fair value option if they are reliably measurable, meet one or more of the criteria set out below, and are so designated by the Bank. The Bank may designate financial assets and financial liabilities as trading when the designation:
(i)    eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or
(ii)    applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.
Financial instruments designated as trading under the fair value option are accounted for at fair value with the change in the fair value recognized in Income from financial instruments designated as trading under the fair value option. Any interest or dividends earned from these financial instruments is recognized accordingly in interest income.
On November 1, 2006 the Bank designated $2 billion of financial assets as trading under the fair value option.

Determination of fair value
The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. In certain circumstances, however, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets.
Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets held and offer prices for financial liabilities. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. These include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.
For certain derivatives, fair values may be determined in whole or in part from valuation techniques using non-observable market data or transaction prices.
A number of factors such as bid-offer spread, credit profile and model uncertainty are taken into account, as appropriate, when values are calculated using valuation techniques.
If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until its fair value becomes positive, at which time it is recorded as a financial asset, or it is extinguished.

(b) Derivatives and Hedge Accounting

Embedded derivatives
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument except in the case of derivatives embedded in equity-linked deposit contracts within the scope of Accounting Guideline 17. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in trading income. The change in accounting policy related to embedded derivatives was not material.

Hedge accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items.
Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Under the new standards, all derivatives are recorded at fair value. Non-trading derivatives are recorded in other assets or other liabilities. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged.
All gains and losses from changes in the fair value of derivatives held for trading are recognized in the statement of income. These gains and losses are reported in trading income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 27

Fair value hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the statement of income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any gain or loss in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the statement of income in other income.
If a hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of the hedged item is amortized to the statement of income based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognized in which case it is released to the statement of income immediately. Upon adoption of the new standards, the Bank recorded a net increase in derivative liabilities designated as fair value hedges of $3 million, an increase of $14 million in loans and an increase of $11 million in deposits.

Cash flow hedges
The Bank is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in the statement of income in other income.
Amounts accumulated in other comprehensive income are reclassified to the statement of income in the period in which the hedged item affects income. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in other comprehensive income are transferred from other comprehensive income and included in the initial measurement of the cost of the asset or liability.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the statement of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the statement of income. Upon adoption of the new standards, the Bank recorded a net increase in derivative assets of $212 million designated as cash flow hedges and an increase of $212 million pre-tax in accumulated other comprehensive income.

Net investment hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Gains and losses accumulated in other comprehensive income are included in the statement of income upon the repatriation or disposal of the investment in the foreign operation. The adoption of the new standards resulted in the reclassification of $918 million previously recorded in the foreign currency translation adjustment account to opening accumulated other comprehensive income.

(c) Comprehensive Income
Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. The components of comprehensive income are disclosed in the Interim Consolidated Statement of Comprehensive Income.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 28

The following table summarizes the adjustments required to adopt the new standards.

Transition Adjustments, net of income taxes
	Retained earnings		Accumulated other comprehensive income
(millions of Canadian dollars)	Gross	Net of income taxes	Gross	Net of income taxes
Classification of securities as available-for-sale	$ -	$ -	$440	$287
Classification of securities as trading	76	50	-	-
Designation of securities as trading under the fair value option	7	4	-	-
Reversal of transition balances deferred upon adoption of AcG-13	37	25	-	-
Cash flow hedges	-	-	212	139
Other	(4)	1	-	-
Total	$116	$80	$652	$426

DETERMINING VARIABLE INTEREST ENTITIES
In September 2006, the Emerging Issues Committee of the CICA issued EIC-163, Determining the Variability to be Considered in Applying AcG-15, which provides additional guidance on how to analyze and consolidate variable interest entities. The guidance became effective February 1, 2007 for the Bank. The new guidance does not have a material effect on the financial position or earnings of the Bank.

There were no other changes in the Bank’s accounting policies during the six months ended April 30, 2007.

Note 3: FUTURE ACCOUNTING CHANGES IN ACCOUNTING POLICIES

Capital Disclosures
The CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. This new standard is effective for the Bank beginning November 1, 2007.

Financial Instruments
The CICA issued two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, which apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Bank intends to adopt these new standards effective November 1, 2007.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 29

Note 4: ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is recorded in the Consolidated Balance Sheet and maintained at a level which is considered adequate to absorb credit-related losses on loans, customers’ liability under acceptances and other credit instruments. The change in the Bank’s allowance for credit losses for the six months ended April 30 is shown in the table below.

Allowance for Credit Losses For the six months ended
	April 30, 2007				April 30, 2006
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Balance at beginning of year	$172	$1,145	$1,317	$153	$1,140	$1,293
Acquisitions of TD Banknorth (including Hudson and Interchange) and VFC	-	14	14	-	87	87
Provision for (reversal of) credit losses	337	(2)	335	194	(64)	130
Write-offs	(361)	-	(361)	(282)	-	(282)
Recoveries	68	-	68	63	-	63
Other[1]	11	(6)	5	7	(7)	-
Allowance for credit losses at end of period	$227	$1,151	$1,378	$135	$1,156	$1,291

1 Includes foreign exchange rate changes.

Note 5: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three and six months ended April 30. In most cases, the Bank has retained responsibility for servicing the assets securitized.

New Securitization Activity
						For the three months ended
	April 30, 2007					April 30, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$3,090	$1,528	$800	$218	$5,636	$1,748	$721	$1,300	$292	$4,061
Retained interests	74	23	7	-	104	22	5	19	-	46
Cash flows received on retained interests	49	25	15	1	90	30	12	44	1	87

New Securitization Activity
						For the six months ended
	April 30, 2007					April 30, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$5,423	$3,924	$1,600	$218	$11,165	$3,081	$1,448	$2,600	$292	$7,421
Retained interests	122	55	15	-	192	42	10	45	-	97
Cash flows received on retained interests	90	53	32	1	176	64	25	92	1	182

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and six months ended April 30.

Securitization Gains and Income on Retained Interests
						For the three months ended
	April 30, 2007					April 30, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale[1]	$4	$23	$7	$3	$37	$(1)	$5	$14	$1	$19
Income on retained interests	32	8	20	-	60	17	5	30	1	53
Total	$36	$31	$27	$3	$97	$16	$10	$44	$2	$72

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 30

Securitization Gains and Income on Retained Interests
						For the six months ended
	April 30, 2007					April 30, 2006
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale[1]	$11	$57	$14	$2	$84	$(2)	$10	$43	$1	$52
Income on retained interests	77	21	49	-	147	55	12	44	1	112
Total	$88	$78	$63	$2	$231	$53	$22	$87	$2	$164

1 For term loans, the gain on sale is after the impact of hedges on assets sold.

The key assumptions used to value the retained interests are as follows:

Key Assumptions
				2007				2006
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	20.0%	6.3%	42.7%	9.0%	20.0%	5.9%	44.4%	2.2%
Excess spread[2]	.8	1.1	7.0	1.0	0.6	1.0	12.8	-
Discount rate	6.4	6.0	6.1	6.4	5.4	3.8	5.2	9.8
Expected credit losses[3]	-	-	2.1	0.1	-	-	2.5	0.1

1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as these mortgages are government guaranteed.

During the three months ended April 30, 2007, there were maturities of previously securitized loans and receivables of $2,368 million (three months ended April 30, 2006 - $2,011 million). Proceeds from new securitizations were $3,268 million for the three months ended April 30, 2007 (three months ended April 30, 2006 - $2,050 million). During the six months ended April 30, 2007, there were maturities of previously securitized loans and receivables of $4,834 million (six months ended April 30, 2006 - $4,029 million). Proceeds from new securitizations were $6,331 million for the six months ended April 30, 2007 (six months ended April 30, 2006 - $3,392 million).

Note 6: SUBORDINATED NOTES AND DEBENTURES

During the three months ended January 31, 2007, the Bank issued subordinated reset medium-term notes of $2.25 billion pursuant to its medium-term note program. The notes pay a coupon of 4.779% until December 14, 2016, and then reset every five years to the 5-year Government of Canada yield plus 1.74% thereafter until maturity on December 14, 2105. The notes are redeemable at the Bank's option at par on December 14, 2016. The Bank has included the issue as Tier 2A regulatory capital.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 31

Note 7:LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are as follows:

Liabilities
(millions of Canadian dollars)	April 30, 2007	Oct. 31, 2006
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
	550	550
Preferred shares issued by TD Mortgage Investment Corporation (thousands of shares):
350 non-cumulative preferred shares, Series A	347	344
Total preferred shares	897	894

Capital Trust Securities[1]
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009	900	900
Total Capital Trust Securities	900	900
Total preferred shares and Capital Trust Securities	$1,797	$1,794

1 Included in deposit liabilities on the Interim Consolidated Balance Sheet is $350 million due to TD Capital Trust II.

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter

Shares Issued and Outstanding
			For the six months ended
		April 30, 2007		April 30, 2006
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	717.4	$6,334	711.8	$5,872
Issued on exercise of options	1.5	53	2.3	80
Issued as a result of dividend reinvestment plan	0.6	40	3.4	207
Impact of shares (acquired) sold in Wholesale Banking	0.4	28	0.2	16
Issued on the acquisition of VFC	-	-	1.1	70
Balance at end of period - common	719.9	$6,455	718.8	$6,245
Preferred (Class A - Series O):
Balance at beginning of period	17.0	$425	-	$-
Issued during the period	-	-	17.0	425
Balance at end of period - preferred	17.0	$425	17.0	$425

Normal Course Issuer Bid
On December 20, 2006, the Bank commenced a normal course issuer bid, effective for up to one year, to repurchase for cancellation up to five million common shares, representing approximately 0.7% of the Bank’s outstanding common shares as at December 13, 2006. No purchases were made under this bid during the six months ended April 30, 2007.

The Bank repurchased four million common shares at a cost of $264 million under its previous normal course issuer bid which commenced on September 18, 2006 and was completed in October 2006.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 32

Note 9:STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three and six months ended April 30.

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
TD Bank	$4	$4	$6	$11
TD Banknorth	2	2	4	4

During the three months ended April 30, 2007 and April 30, 2006, there were no options granted by both TD Bank and TD Banknorth.

During the six months ended April 30, 2007, 1.5 million (six months ended April 30, 2006 - 1.9 million) options were granted by TD Bank with a weighted average fair value of $11.46 per option (six months ended April 30, 2006 - $11.27 per option). During the six months ended April 30, 2007, 27 thousand (six months ended April 30, 2006 - 2.3 million) options were granted by TD Banknorth with a weighted-average fair value of $5.83 per option (six months ended April 30, 2006 - $6.01 per option).

The fair value of options granted were estimated at the date of grant using the Black-Scholes valuation model with the following assumptions:

		For the six months ended
TD Bank	April 30 2007	April 30 2006
Risk-free interest rate	3.9%	3.91%
Expected option life	5.2 years	5.1 years
Expected volatility	19.5%	21.9%
Expected dividend yield	2.92%	2.88%

		For the six months ended
TD Banknorth	April 30 2007	April 30 2006
Risk-free interest rate	4.45%	4.46%
Expected option life	6 years	7.5 years
Expected volatility	15.07%	15.08%
Expected dividend yield	2.98%	2.78%

As a result of the TD Banknorth privatization, 7.7 million TD Banknorth stock options were converted into 4.1 million TD Bank stock options based on their intrinsic value on the exchange date. The fair value of the converted options that were vested was $52 million on the exchange date, which was recorded in contributed surplus and was part of the purchase consideration.

TD Banknorth stock options that would have expired prior to December 31, 2008 were not converted, and were paid out in cash based on their intrinsic value of $7 million on the exchange date. These were part of the purchase consideration.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 33

Note 10: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Elements of pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$16	$18	$33	$36
Interest cost on projected benefit obligation	28	26	56	53
Actual return on plan assets	(107)	(141)	(194)	(128)
Plan amendments	7	7	7	7
Adjustments to recognize the long-term nature of plan cost
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	73	109	126	64
Actuarial losses[2]	2	5	5	11
Plan amendments[3]	(5)	(5)	(3)	(3)
Total	$14	$19	$30	$40

1 For the three months ended April 30, 2007, includes expected return on plan assets of $34 million (three months ended April 30, 2006 - $32 million) less actual return on plan assets of $107 million (three months ended April 30, 2006 - $141 million). For the six months ended April 30, 2007, includes expected return on plan assets of $68 million (six months ended April 30, 2006 - $64 million) less actual return on plan assets of $194 million (six months ended April 30, 2006 - $128 million).
2 For the three months ended April 30, 2007, includes loss recognized of $2 million (three months ended April 30, 2006 - $5 million) less actuarial losses on projected benefit obligation of nil (three months ended April 30, 2006 - nil). For the six months ended April 30, 2007, includes loss recognized of $5 million (six months ended April 30, 2006 - $11 million) less actuarial losses on projected benefit obligation of nil (six months ended April 30, 2006 - nil).
3 For the three months ended April 30, 2007, includes amortization of costs for plan amendments of $2 million (three months ended April 30, 2006 - $2 million) less actual cost amendments of $7 million (three months ended April 30, 2006 - $7 million). For the six months ended April 30, 2007, includes amortization of costs for plan amendments of $4 million (six months ended April 30, 2006 - $4 million) less actual cost amendments of $7 million (six months ended April 30, 2006 - $7 million).

Other Pension Plans’ Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
CT defined benefit pension plan	$1	$1	$2	$3
TD Banknorth defined benefit pension plans	1	2	3	4
Supplemental employee retirement plans	8	8	17	17
Total	$10	$11	$22	$24

Principal Non-Pension Post-Retirement Benefit Plans Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Service cost - benefits earned	$3	$3	$6	$6
Interest cost on projected benefit obligation	6	5	11	10
Plan amendments	-	-	-	(65)
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	2	2	3	4
Plan amendments	(2)	(2)	(3)	62
Total	$9	$8	$17	$17

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans were as follows:

Pension Plan Contributions
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Principal pension plan	$15	$15	$32	$30
CT defined benefit pension plan	1	-	2	1
TD Banknorth defined benefit pension plans	-	1	47	33
Supplemental employee retirement plans	3	2	6	4
Non-pension post-retirement benefit plans	2	2	4	4
Total	$21	$20	$91	$72

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 34

As at April 30, 2007, the Bank expects to contribute an additional $51 million to its principal pension plan, $2 million to its CT defined benefit pension plan, $46 million to its TD Banknorth defined benefit pension plans, $6 million to its supplemental employee retirement plans and $4 million to its non-pension post-retirement benefit plans by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 11: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at April 30 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Basic Earnings per Share
Net income available to common shares ($ millions)	$872	$732	$1,787	$3,034
Average number of common shares outstanding (millions)	719.1	715.7	718.7	714.1
Basic earnings per share ($)	$1.21	$1.02	$2.49	$4.25
Diluted Earnings per Share
Net income available to common shares ($ millions)	$872	$732	$1,787	$3,034
Average number of common shares outstanding (millions)	719.1	715.7	718.7	714.1
Stock options potentially exercisable as determined under the treasury stock method[1]	6.8	6.8	6.7	6.6
Average number of common shares outstanding - diluted (millions)	725.9	722.5	725.4	720.7
Diluted earnings per share ($)	$1.20	$1.01	$2.46	$4.21

1 For the six months ended April 30, 2007, the computation of diluted earnings per common share excluded weighted-average options outstanding of 174 (six months ended April 30, 2006 - 480 thousand) with a weighted-exercise price of $68.40 (six months ended April 30, 2006 - $60.02) as the options’ price was greater than the average market price of the Bank’s common shares.

Note 12: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following businesses: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three and six months ended April 30 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking[1]		Corporate[1]		Total
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
For the three months ended	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	$1,298	$1,147	$78	$62	$351	$327	$144	$76	$(209)	$(185)	$1,662	$1,427
Other income	688	624	516	460	153	134	498	458	(18)	15	1,837	1,691
Total revenue	1,986	1,771	594	522	504	461	642	534	(227)	(170)	3,499	3,118
Provision for (reversal of) credit losses	143	78	-	-	35	8	12	11	(18)	(81)	172	16
Non-interest expenses	1,033	994	393	349	384	284	329	321	113	155	2,252	2,103
Dilution gain (loss), net	-	-	-	-	-	-	-	-	-	(5)	-	(5)
Income (loss) before provision for (benefit of) income taxes	810	699	201	173	85	169	301	202	(322)	(249)	1,075	994
Provision for (benefit of) income taxes	270	234	67	60	31	60	84	62	(218)	(172)	234	244
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	31	50	-	-	(4)	(3)	27	47
Equity in net income of an associated company, net of income taxes	-	-	63	39	-	-	-	-	2	(4)	65	35
Net income (loss)	$540	$465	$197	$152	$23	$59	$217	$140	$(98)	$(78)	$879	$738
Total assets (billions of Canadian dollars)
- balance sheet	$140.7	$137.9	$14.8	$12.0	$47.9	$46.5	$157.5	$165.5	$35.8	$26.7	$396.7	$388.6
- securitized	48.0	34.3	-	-	-	-	-	-	(16.5)	(9.2)	31.5	25.1

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 35

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking		Wholesale Banking[1]		Corporate[1]		Total
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
For the six months ended	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	$2,605	$2,324	$155	$240	$692	$611	$347	$214	$(466)	$(355)	$3,333	$3,034
Other income	1,391	1,251	990	1,024	298	207	930	981	30	25	3,639	3,488
Total revenue	3,996	3,575	1,145	1,264	990	818	1,277	1,195	(436)	(330)	6,972	6,522
Provision for (reversal of) credit losses	281	177	-	-	52	15	36	40	(34)	(102)	335	130
Non-interest expenses	2,092	1,979	757	874	683	509	661	716	248	315	4,441	4,393
Dilution gain, net	-	-	-	-	-	-	-	-	-	1,559	-	1,559
Income (loss) before provision for (benefit of) income taxes	1,623	1,419	388	390	255	294	580	439	(650)	1,016	2,196	3,558
Provision for (benefit of) income taxes	539	478	132	139	86	102	166	135	(471)	(390)	452	464
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	82	87	-	-	(8)	(3)	74	84
Equity in net income of an associated company, net of income taxes	-	-	127	39	-	-	-	-	3	(4)	130	35
Net income (loss)	$1,084	$941	$383	$290	$87	$105	$414	$304	$(168)	$1,405	$1,800	$3,045

1 The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

Note 13: DERIVATIVES

Hedge accounting results for the three and six months ended April 30, 2007 are as follows:

Hedge Accounting Results
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2007	2006	2007	2006
Fair value hedges
Loss arising from hedge ineffectiveness	$(0.2)	$-	$(0.6)	$-
Cash flow hedges
Gain arising from hedge ineffectiveness	$3.0	$-	$3.5	$-

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Consolidated Statement of Income and are not significant for the three months ended April 30, 2007.

During the three and six months ended April 30, 2007, there were no firm commitments that no longer qualified as hedges.

Over the next 12 months, the Bank expects an estimated $34 million in net losses reported in other comprehensive income as at April 30, 2007 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 18 years. During the three and six months ended at April 30, 2007, there were no forecasted transactions that failed to occur.

Note 14: ACQUISITIONS AND DISPOSITIONS

(a) TD Banknorth
Interchange Financial Services Corporation
TD Banknorth completed its acquisition of Interchange Financial Services Corporation (Interchange) on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank for $472 million (US$405 million). The acquisition of Interchange by TD Banknorth contributed the following assets and liabilities of Interchange to the Bank’s Interim Consolidated Balance Sheet: $1,283 million of personal/business loans and mortgages, $495 million of goodwill and intangibles, $123 million of other assets, $1,332 million of deposits and $97 million of other liabilities. TD Banknorth consolidates the financial results of Interchange. As the Bank consolidates TD Banknorth on a one month lag, Interchange's income/(loss) for the three months ended March 31, 2007 has been included in the Bank’s results for the three months ended April 30, 2007.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 36

Going-private transaction
On April 20, 2007, the Bank announced that it had obtained all approvals necessary to complete its privatization of TD Banknorth. As at January 31, 2007, the Bank’s ownership interest in TD Banknorth was 59.4%. Under this transaction, the Bank acquired all of the outstanding common shares of TD Banknorth that it did not already own for US$32.33 per TD Banknorth share for a total cash consideration of $3.7 billion (US$3.3 billion). The acquisition has been accounted for by the purchase method. On closing, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange.
    As a result of the transaction, there was a net increase in goodwill and intangibles on the Bank’s Consolidated Balance Sheet of approximately $1.5 billion. The allocation of the purchase price is subject to finalization.
    In the normal course of the Bank’s financial reporting, TD Banknorth is consolidated on a one month lag basis. However, $43 million before-tax restructuring, privatization and merger-related costs incurred in April 2007 were included in the Bank’s results for the three months ended April 30, 2007 because in aggregate they represent material TD Banknorth events for the period ended April 30, 2007.

(b) TD Ameritrade
TD Ameritrade announced two common stock repurchase programs in 2006 for an aggregate 32 million shares. As a result of TD Ameritrade’s repurchase activity, the Bank’s direct ownership position in TD Ameritrade has increased to 40.3% as at April 30, 2007 from 40.2% as at January 31, 2007. The Bank intends to sell shares of TD Ameritrade to bring its direct ownership position under the ownership cap of 39.9% in accordance with the Stockholders' Agreement.
Moreover, as a result of consolidation of financial statements of Lillooet Limited (Lillooet) in these Interim Consolidated Financial Statements, TD Ameritrade shares held by Lillooet have been included in the Bank’s reported investment in TD Ameritrade. The Bank has recognized income of TD Ameritrade related to the TD Ameritrade shares owned by Lillooet for the period ended March 31, 2007.

Note 15: TD BANKNORTH RESTRUCTURING, PRIVATIZATION AND MERGER-RELATED CHARGES

As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA during the three months ended April 30, 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
TD Banknorth also incurred privatization costs of $11 million before tax, which primarily consisted of legal and investment banking fees, and merger-related costs of $8 million in connection with the integration of Hudson and Interchange with TD Banknorth. In the Interim Consolidated Statement of Income, the privatization and merger-related charges are included in other non-interest expenses.

Note 16: CONTINGENCIES

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2006, the Bank settled the bankruptcy court claims in this matter for approximately $145 million (US$130 million). As at April 30, 2007, the total contingent litigation reserve for Enron-related claims was approximately $458 million (US$413 million). It is possible that additional reserves above the current level could be required. Additional reserves, if required, cannot be reasonably determined for many reasons, including that other settlements are not generally appropriate for comparison purposes, the lack of consistency in other settlements and the difficulty in predicting the future actions of other parties to the litigation.
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 37

Note 17: ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss) includes the after-tax change in unrealized gains and losses on available-for-sale securities, cash flow hedging activities and foreign currency translation adjustments.

Accumulated Other Comprehensive Income, net of income taxes
(millions of Canadian dollars)	As at April 30, 2007
Unrealized gain on available-for-sale securities, net of cash flow hedges	$372
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(498)
Gains on derivatives designated as cash flow hedges	32
Accumulated other comprehensive income balance as at April 30, 2007	$(94)

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 38

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend re-investment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

Designation of Eligible Dividends
The Toronto-Dominion Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending July 31, 2007 and all future dividends will be eligible dividends unless indicated otherwise.

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full quarterly report and a presentation to investors and analysts (available on May 24, 2007) are accessible from the home page of the TD Bank Financial Group website, www.td.com/investor/calendar.jsp.

Quarterly Earnings Conference Call: Instant replay of the teleconference is available from May 24, 2007.
Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21226584 (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on May 24, 2007 at 3:00 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com/investor. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of at least one month.

Common Share Repurchase
The Bank has filed a notice with the Toronto Stock Exchange of a normal course issuer bid through the facilities of the Exchange. A copy of the notice of the bid may be obtained, without charge, by contacting TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Further information regarding the bid is available on our web site at www.td.com under Investor Relations/Share Information/Common Shares.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2007 REPORT TO SHAREHOLDERS	Page 39

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$397 billion in assets, as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information contact:
Colleen Johnston, Executive Vice President and Chief Financial Officer, (416) 308-8279;
Tim Thompson, Vice President, Investor Relations, (416) 982-6346; or
Simon Townsend, Senior Manager, Corporate Communications, (416) 944-7161.